EXHIBIT 4.6

RSU Grant Agreement/Stock

Granted to:    [Name]
Date of Grant:    [Grant Date]
Grant Value:    [Grant Value]
RSUs Granted:     [Number of RSUs]
Vesting/Stock Valuation Date:    [Vesting Date]
Settlement:    Stock

Pursuant to the terms of the Employee Matters Agreement, dated as of January 27, 2016, entered into among W R. Grace & Co. (“Grace”), W. R. Grace & Co.—Conn, and GCP Applied Technologies Inc. (“GCP”) in connection with the separation of GCP from Grace, you have been issued a number of GCP “restricted share units” (“RSUs”) specified above under the GCP Applied Technologies Inc. 2016 Stock Incentive Plan.

Your RSU Grant will be settled in stock as soon as practical after the Vesting/Stock Valuation Date (but within 60 days of that date, in any event), provided you are still employed on that date by GCP.  (Note that the consequences of a change in or termination of, your employment status prior to the Vesting/Stock Valuation Date are described in Annex A, “Administrative Practices – RSU Grants”, which is attached hereto.)

The number of shares awarded will be equal to the number of shares set forth above. (However, please note that, while it is intended that your RSUs be settled in stock as described herein, GCP reserves the right to instead settle RSUs in cash, based on the closing price of a share of GCP common stock on the Vesting/Stock Valuation Date, depending on an evaluation of circumstances at that time.)

Your RSU Grant is governed by the terms of this Agreement and the attached Annex A, and the appropriate Stock Incentive Plan (as described in Annex A).

RSUs are being granted only to a limited number of key employees. This grant should, consequently, be treated confidentially.

Please read and acknowledge this agreement through E-Trade as specified in the accompanying cover memo.

GCP APPLIED TECHNOLOGIES INC.

By: ________________
         [Name]

Annex A

GCP Applied Technologies Inc.
Administrative Practices – RSU Grants

Definitions

“Board of Directors”: The Board of Directors of the “Company” (as defined below).

“Committee”: The Compensation Committee of the Board of Directors.

“Company”: GCP Applied Technologies, Inc., a Delaware corporation.

“Key Employee”: An officer or other full-time employee of the Company, who, in the opinion of the Company, can contribute significantly to the growth and successful operations of the Company.

“Participant”: A Key Employee who is a recipient of a RSU Grant.

“RSU Grant”: A “restricted share unit” granted to a Participant, which would entitle him or her to a cash payment (or stock award), in accordance with his or her RSU Grant Agreement.

“RSU Grant Agreement”: An agreement memorializing the RSU Grant that specifies the number of RSUs granted to the Participant, the manner of settlement related to any RSUs that become payable, and such other terms and conditions as the Committee shall approve.

“Service Period”: [Date] to [Date] (inclusive).

“Stock Incentive Plan”: The GCP Applied Technologies Inc. 2016 Stock Incentive Plan.

“Subsidiary”: A corporation, partnership, limited liability company or other form of business association of which shares of common stock or other ownership interests (i) having more than 50% of the voting power regularly entitled to vote for directors (or equivalent management rights) or (ii) regularly entitled to receive more than 50% of the dividends (or their equivalents) paid on the common stock (or other ownership interests), are owned, directly or indirectly, by the Company.

Administration and Amendment

The Committee may make RSU Grants to Key Employees. The Committee shall approve the GCP Leadership Team members who are to receive RSU Grants. The Committee (or the designee of the Committee, which may include the Chief Executive Officer of the Company) shall approve RSU Grants for all other Key Employees.

No member of the Committee shall be eligible to receive a RSU Grant while serving on the Committee.

The Committee has full and exclusive authority to administer the RSU Grants, and to interpret the provisions of each RSU Grant Agreement and the Administrative Practices specified herein, as well as the provisions of each RSU Grant Agreement. Decisions of the Committee regarding the interpretation and administration of the RSU Grants shall be final and binding on all parties.

The Administrative Practices for the RSU Grant specified herein may be amended by the Committee, provided that, no amendment or discontinuance of RSU Grants shall, without a Participant’s consent, adversely affect his rights in any cash payment or stock award related thereto.

The RSU Grants

Each Participant’s RSU Grant shall be evidenced by a RSU Grant Agreement that specifies the number of RSUs granted to the Participant, the manner of settlement related to any RSU awards that become payable, and such other terms and conditions as the Committee shall approve.

Annex A

No RSU Grant, nor any cash payment or stock award related thereto, or other right thereunder, shall be subject in any manner to alienation, sale, transfer, assignment, pledge, encumbrance or charge, except by will or the laws of descent and distribution, or by the terms of a Participant’s Designation of Beneficiary, if any, on file with the Company.

For the avoidance of doubt, the RSU Grants that are scheduled to be settled as a stock award shall be granted under the Stock Incentive Plan, and the terms of this Annex A shall be interpreted in a manner that is consistent with the terms of the applicable Stock Incentive Plan such that the provisions contained in these Administrative Practices shall be in addition to, and not in replacement of, the applicable terms of such Plan.

Termination or Change in Employment Status

A Participant shall forfeit all rights to any cash payment (or stock award) related to a RSU Grant, if, prior to the Vesting/Stock Valuation Date specified by his or her RSU Grant Agreement, the Participant (1) resigns without the consent of the Committee, (2) retires before age 62 without the consent of the Committee, or (3) is terminated for cause.

If a Participant retires at or after age 62, or ceases employment as a result of death or disability, or is involuntary terminated (not for cause) as a result of the Separation and Distribution (as defined in that certain Separation and Distribution Agreement, dated as of January 27, 2016, by and among the Company, W. R. Grace & Co., and W. R. Grace & Co.—Conn) (as determined by the Company’s Chief Human Resources Officer), prior to the Vesting/Stock Valuation Date specified by his or her RSU Grant Agreement, then his or her RSU Grant shall thereupon vest, and he or she shall be entitled to receive any cash payment or stock award (as appropriate) he or she would otherwise have received, except that the amount of any such payment or award shall be reduced ratably in proportion to the portion of the Service Period during which the Participant was not an employee (measured in whole calendar months). If a Participant ceases employment with the Company for any of the reasons specified in this paragraph, after the designated Vesting/Stock Valuation Date (but before the cash payment or stock award is made), then his or her rights to his RSU Grant shall thereupon vest, and he or she shall be entitled to receive such cash payment or stock award at the time he or she would have otherwise received such payment or award.

If a Participant ceases employment with the Company for any reason other than those indicated in the previous two paragraphs (except as provided above with respect to involuntary termination after a Change in Control of the Company) prior to the date he or she would have otherwise received a cash payment or stock award related to his or her RSU Grant, then such RSU Grant and any cash payment or stock award related thereto shall be forfeited, unless the Committee (or the designee of the Committee, which may include the Chief Executive Officer of the Company) determines to make an exception. All such determinations, if any, shall be final and binding on all parties.

A leave of absence, if approved by the Committee, shall not be deemed a termination or change of employment status for the purposes of this section, but, unless the Committee otherwise directs, any cash payment or stock award related to the RSU Grant that a Participant would otherwise have received shall be reduced ratably in proportion to the portion of the Service Period during which the Participant was on such leave of absence.

Any consent, approval or direction that the Committee may give under this section in respect of an event or transaction may be given before or after the event or transaction.

Code Section 409A

Notwithstanding any other provision of any RSU Grant Agreement or this Annex A, RSUs shall be settled in a manner intended to comply with the provisions of Code Section 409A, which shall include (i) RSUs that become vested on the Vesting/Stock Valuation Date being settled not later than the last day of the calendar year of the applicable Vesting/Stock Valuation Date (as defined in the RSU Grant Agreement) and (ii) RSUs held by a “specified employee” (as defined under Code Section 409A) that become vested, and are to be settled upon a Participant’s “separation from service” (as defined in Code Section 409A), being settled on

Annex A

the first business day following the date that is six months after the effective date of such separation from service.

Calculation of Cash Payments or Stock Awards

The calculations to determine any cash payment (or stock award) associated with a RSU Grant shall be performed by a designee of the Committee.

Cash Dividends

In the event the Company issues cash dividends on the common stock of the Company during the Service Period, the Committee may, but shall not be obligated to, make any adjustments to RSU Grants, which the Committee deems appropriate in its sole discretion to account for such dividends.

Treatment of Corporate Acquisitions and Divestments and Extraordinary Events

In the event acquisitions or divestments, or substantial changes in tax or other laws or in accounting principles or practices, or natural disasters or other extraordinary events, then the Committee may, but shall not be obligated to, amend any RSU Grant, in any manner the Committee deems appropriate, so that the Participants may earn a cash payment or stock award (as appropriate) consistent with the objectives of the RSU Grants, as determined by the Committee in its sole discretion.

Notwithstanding any other provision of these Administrative Practices (or the Stock Incentive Plan, as appropriate) to the contrary, in the event a Change in Control of the Company (as defined herein) shall occur or the Board of Directors has reason to believe that a Change of Control may occur, the Committee may, with respect to RSU Grants, (i) accelerate the vesting of any RSU Grant, (ii) accelerate the payment related to any RSU Grant, and (iii) take other action deemed by it to be appropriate and in the best interests of the Company under the circumstances. For the purposes of this paragraph:

(a)
“Change in Control of the Company” means and shall be deemed to have occurred if (i) the Company determines that any “person” (as such term is used in Section 13(d) and 14 (d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, has become the “beneficial owner” (as defined in Rule 13d-3 under such Act), directly or indirectly, of 20% or more of the outstanding common stock of the Company (provided, however, that a Change in Control shall not be deemed to have occurred if such person has become the beneficial owner of 20% or more of the outstanding Common Stock as the results of a sale of Common Stock by the Company that has been approved by the Board of Directors); (ii) individuals who are Continuing Directors cease to constitute a majority of any class of directors of the Board; (iii) there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company (a “Corporate Transaction”), in each case, with respect to which the stockholders of the Company immediately prior to such Corporate Transaction do not, immediately after the Corporate Transaction, own 50% or more of the combined voting power of the corporation resulting from such Corporate Transaction, or (iv) the shareholders of the Company approve a complete liquidation or dissolution of the Company.

(b) “Continuing Director” means any member of the Board of Directors who was such a member on the date on which this Program was approved by the Board of Directors, and any successor to a Continuing Director who is approved as a nominee or elected to succeed to a Continuing Director by a majority of Continuing Directors who are then members of the Board of Directors.

Annex A

General

Nothing in this document or in any instrument executed pursuant hereto shall confer upon a Participant any right to continue in the employ of the Company or a Subsidiary, or shall affect the right of the Company or a Subsidiary to terminate his or her employment with or without cause.

The Company or a Subsidiary may make such provisions as it may deem appropriate for the withholding or any taxes that the Company or a Subsidiary determines it is required to withhold in connection with any RSU Grant or any cash payment (or stock award) related thereto.

Nothing in a RSU Grant is intended to be a substitute for, or shall preclude or limit the establishment or continuation of, any other plan, practice, or arrangement for the payment of compensation or benefits to employees generally, or to any class or group of employees, which the Company or a Subsidiary now has or may hereafter lawfully put into effect, including, without limitation, any retirement, pension, group insurance, annual bonus, stock purchase, stock bonus or stock option plan.

No cash amounts paid or stock awarded pursuant to any RSU Grant shall be included or counted as compensation for the purposes of any employee benefit plan of the Company or a Subsidiary where contributions to the plan, or the benefits received from the plan, are measured or determined in whole or in part, by the amount of the employee’s compensation.

A RSU Grant to an employee of a Subsidiary shall be contingent on the approval of the Subsidiary and the Subsidiary’s agreement that (a) the Company may administer the RSU Grant on its behalf and (b) the Subsidiary will make, or reimburse the Company for, the cash payments or stock awards related to the RSU Grant. The provisions of this paragraph and the obligations of the Subsidiary so undertaken may be waived, in whole or in the part, from time to time by the Company.

The Chief Executive Officer of the Company may approve such technical changes and clarifications to the RSU Grants as necessary, provided such changes or clarifications do not vary substantially from the terms and conditions outlined herein or the provisions of any RSU Grant Agreement.

A-4